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                          UNITED STATES                      OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION      OMB Number:      3235-0058
                    Washington, D.C. 20549            Expires:    April 30, 2009
                                                      Estimated average burden
                          FORM 12b-25                 hours per response....2.50
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                                                             SEC FILE NUMBER
                 NOTIFICATION OF LATE FILING                    000-51285
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(Check One): |_| Form 10-K  |_| Form 20-F |_| Form 11-K       CUSIP NUMBER
             |X| Form 10-Q |_| Form 10D |_| Form N-SAR         002184 10 9
             |_| Form N-CSR                               ----------------------

                      For Period Ended: September 30, 2006
                                       --------------------

                   |_|    Transition Report on Form 10-K
                   |_|    Transition Report on Form 20-F
                   |_|    Transition Report on Form 11-K
                   |_|    Transition Report on Form 10-Q
                   |_|    Transition Report on Form N-SAR

                        For the Transition Period Ended:
                                                        ------------------------

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  Read attached instruction sheet before preparing form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

a21, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

7660 Centurion Parkway
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City, State and Zip Code

Jacksonville, Florida 32256
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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |   (a) The reasons described in reasonable detail in Part III of this
         |       form could not be eliminated without unreasonable effort or
         |       expense;
         |   (b) The subject annual report, semi-annual report, transition
         |       report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR,
|X|      |       or portion thereof, will be filed on or before the fifteenth
         |       calendar day following the prescribed due date; or the subject
         |       quarterly report of
         |       transition report on Form 10-Q or subject distribution report
         |       on Form 10D, or portion thereof, will be filed on or before the
         |       fifth calendar day following the prescribed due date; and
         |   (c) The accountant's statement or other exhibit required by Rule
         |       12b-25(c) has been attached if applicable.


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

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

a21 has determined that it will not be able to file its Form 10-QSB for the September 30, 2006 quarter by the November 14, 2006 due date and, therefore, has filed this 12b-25 to obtain the five-day extension permitted by the SEC's rules. a21 is not able to file a timely Form 10-Q that complies with the SEC's rules because it has been advised by its independent auditor that it is unable to complete its review of a21's interim unaudited financial statements for the period ended September 30, 2006. The SEC's rules require that such a review be completed for interim financial statements on Form 10-QSB, and the absence of such a review render a Form 10-QSB non-compliant and untimely.

                                   Background

During 2006, the Company has incurred certain transactions subject to complex and sometimes new application of accounting rules, each of which require extensive review by our independent auditor. Applicable transactions including the adoption of new stock compensation accounting rules, the accounting for the Company's April 2006 financing, and the Company's May 2006 acquisition of ArtSelect.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Lloyd L. Rothenberg, Esq.          212                407-4937
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                 (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
      answer is no, identify report(s).                          |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                   |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Exhibit A

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                                  a21, Inc.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006                       By: /s/Thomas Costanza
                                                  ------------------
                                                  Name:  Thomas Costanza
                                                  Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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

                                    Exhibit A

On May 16, 2006, we acquired ArtSelect, Inc. a21 expects ArtSelect's results of operations will contribute to a21's consolidated results of operations approximately $2.9 million of revenue and impact its net loss by approximately $160,000 for the three months ended September 30, 2006.Except for the impact of the integration of ArtSelect into a21's financial statements, it is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Quarterly Report on 10-Q for the third quarter of 2006.


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